Follow-Up Materials

7/11


06015175

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Soho Resources Corp.

*CURRENT ADDRESS

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04126 FISCAL YEAR 2-28-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DAT : 7/14/06

082-04126

RECEIVED

2006 JUL 11 P 3:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2-28-06
AR/S

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2006



AUDITORS' REPORT

To the Shareholders of
Soho Resources Corp.

We have audited the consolidated balance sheets of Soho Resources Corp. as at February 28, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

May 23, 2006

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	February 28, 2006	February 28, 2005
ASSETS		
Current		
Cash	$ 480,603	$ 176,270
Prepaid expenses	23,478	-
Receivables	167,081	44,680
	671,162	220,950
Exploration advances (Note 3)	84,140	35,285
Mineral properties (Note 3)	3,750,625	1,182,685
Equipment (Note 5)	29,924	9,256
Deferred financing costs	-	19,375
	$ 4,535,851	$ 1,467,551
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 487,173	$ 367,348
Obligation under share purchase agreement (Note 3)	285,000	308,375
Loan payable (Note 7)	-	15,812
	772,173	691,535
Asset retirement obligation (Note 6)	25,000	-
	797,173	691,535
Shareholders' equity		
Capital stock (Note 8)	17,164,165	13,420,242
Contributed surplus (Note 8)	941,116	367,899
Deficit	(14,366,603)	(13,012,125)
	3,738,678	776,016
	$ 4,535,851	$ 1,467,551

Nature and continuance of operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 16)

On behalf of the Board:

"Ralph Shearing" Director
Ralph Shearing

"Paul Chung" Director
Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year ended February 28, 2006	2005
EXPENSES		
Amortization	$ 6,068	$ 2,573
Business promotion	13,326	9,900
Communications	42,644	22,999
Consulting and financial services	114,230	67,253
Foreign exchange (gain) loss	21,221	(39,085)
Interest and bank charges	5,039	36,500
Investor relations	98,244	91,653
Management fees	90,000	56,484
Office and miscellaneous	41,612	21,768
Professional fees	199,907	253,043
Property investigations	-	6,006
Regulatory fees	20,636	22,852
Rent	41,898	49,915
Stock-based compensation (Note 9)	443,434	345,519
Transfer agent	12,480	6,781
Travel	122,971	66,848
Wages and benefits	61,510	28,944
Loss before other items	(1,335,220)	(1,049,953)
OTHER ITEMS		
Interest income	7,072	-
Loss on disposal of oil and gas properties (Note 4)	-	(330,651)
Write-down of receivables (Note 12)	(39,299)	-
Gain on settlement of debts	12,969	10,886
	(19,258)	(319,765)
Loss for the year	(1,354,478)	(1,369,718)
Deficit, beginning of year	(13,012,125)	(11,642,407)
Deficit, end of year	$ (14,366,603)	$ (13,012,125)
Basic and diluted loss per common share	$ (0.03)	$ (0.03)
Weighted average number of common shares outstanding	53,705,346	40,858,475

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended February 28, 2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,354,478)	$ (1,369,718)
Items not affecting cash		
Amortization	6,068	2,573
Accrued interest	-	34,973
Stock-based compensation expensed	443,434	345,519
Gain on settlement of debts	(12,969)	(10,886)
Loss on disposal of oil and gas properties	-	330,651
Write-down of receivables	39,299	-
Unrealized foreign exchange loss	(23,375)	(26,625)
Changes in non-cash working capital items		
Increase in prepaid expenses	(23,478)	-
Increase in receivables	(161,700)	(31,269)
Increase (decrease) in accounts payable and accrued liabilities	(186,332)	62,756
Net cash used in operating activities	(1,273,531)	(662,026)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares	4,075,764	1,409,771
Share issue costs	(191,072)	-
Deferred financing costs	-	(19,375)
Repayments of loans payable	(15,812)	(34,260)
Repayments of related party advances	-	(4,719)
Net cash provided by financing activities	3,868,880	1,351,417
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchase	(26,736)	(5,695)
Mineral properties	(2,215,425)	(758,617)
Exploration advances	(48,855)	(35,285)
Oil and gas properties	-	(5,483)
Net cash used in investing activities	(2,291,016)	(805,080)
Change in cash during the year	304,333	(115,689)
Cash, beginning of year	176,270	291,959
Cash, end of year	$ 480,603	$ 176,270

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of acquisition and exploration of resource properties.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company have primarily been funded by the issuance of capital stock and loans from related parties. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	2006	2005
Deficit	$(14,366,603)	$(13,012,125)
Working capital (deficiency)	$ (101,011)	$ (470,585)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand de Mexico") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates approximating those in effect at the time of the transactions. Translation gains and losses are included in the results of operations for the year.

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Equipment

Equipment is recorded at cost less accumulated amortization and is being amortized over its estimated useful lives on the declining balance basis as follows:

Computer equipment	30%
Office equipment	20%
Geological equipment	30%

Leasehold improvements are amortized on a straight-line basis over 5 years.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

The Company calculates a "cost ceiling" which limits the net book value of capital costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

This policy was adopted effective March 1, 2004, pursuant to CICA Handbook Section 3110, "Asset retirement obligations".

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation. The Company estimates the fair value at the date of grant using the Black-Scholes option pricing model and expenses the fair value over the period of the vesting. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

The Company, through its wholly-owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 2% net smelter returns royalty.

In 1999, Samarkand was served with statements of claim registered in the civil court of Mazatlan, Sinaloa, Mexico, seeking the rescission of the share purchase agreement whereby Samarkand acquired its interest in Sacramento. The statements of claim were filed by the three vendors of the Sacramento shares. All of the vendors' legal claims, including any subsequent appeals, have been resolved in favor of the Company. The Mexican judicial system determined that the Company was not, and has never been in default of its obligations under the share purchase agreement.

Pursuant to the share purchase agreement, the Company is obligated to make a final payment of US$250,000 (2006 – Cdn$285,000; 2005 – Cdn$308,375) to the vendors of the Sacramento shares.

At February 28, 2006, $84,140 (2005 - $35,285) had been advanced to the project for future exploration costs.

3. MINERAL PROPERTIES (cont'd...)

Tahuehueto Project (cont'd...)

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	2006	2005
Balance, beginning of year	$ 1,182,685	$ 409,463
Acquisition costs	-	50,000
Assays, data and maps	265,726	66,105
Asset retirement obligation	25,000	-
Drilling	734,968	67,280
Equipment and supplies	176,131	50,792
Geological consulting	587,002	256,365
Geophysical survey	-	46,108
Insurance	13,819	1,828
Mineral concession taxes, licences, and fees	37,636	14,349
Stock-based compensation	8,389	14,605
Subcontractors and equipment rentals	570,906	155,129
Transportation, travel, and lodging	148,363	50,661
Mineral property costs incurred during the year	2,567,940	773,222
Balance, end of year	$ 3,750,625	$ 1,182,685

4. OIL AND GAS PROPERTIES

Gypsy Property

The Company entered into an agreement with Code America Investments LLC. ("Code America") to acquire certain gas leases, the "Gypsy Property", located in Freestone County, Texas. Code America was a corporation controlled by a former director of the Company. This acquisition included a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain other gas leases. The Company paid approximately US$250,000 and issued 286,630 common shares with a value of $22,930 as a finder's fee.

Pebble Creek Property

The Company entered into a Joint Venture Development Agreement with Code America whereby the Company purchased a 5% working interest equating to a 3.5% Net Revenue Interest in the Pebble Creek Prospect, Shelby County, Texas. The Company paid $79,837 (US $58,070) as its pro-rata cost of development to drill, test and complete two initial wells within the project area.

4. OIL AND GAS PROPERTIES (cont'd…)

Pebble Creek Property (cont'd…)

In order to fund its pro-rata cost of the development wells, the Company received a loan from BHT-TCM Investment Inc. ("BHT") in the amount of US$58,070. The loan was secured by the working interest being purchased, had a term of one year and bore interest of 8% per annum. A former director of the Company controls BHT.

The Company disposed of all its oil and gas properties and related loans in December 2004 resulting in a loss of $330,651. All related agreements were terminated.

Costs were incurred as follows:

	Gypsy Property	Pebble Creek Property	Total
Balance, February 28, 2004	$ 424,429	$ 79,837	$ 504,266
Additions during 2005			
Production testing	5,483	-	5,483
	429,912	79,837	509,749
Disposal of oil and gas properties	(429,912)	(79,837)	(509,749)
Balance, February 28, 2005 and 2006	$ -	$ -	$ -

5. EQUIPMENT

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 62,082	$55,221	$ 6,861	$60,835	$52,548	$8,287
Office equipment	32,582	22,113	10,469	21,812	20,843	969
Leasehold improvements	5,086	680	4,406	-	-	-
Geological equipment	9,633	1,445	8,188	-	-	-
	$109,383	$79,459	$29,924	$82,647	$73,391	$9,256

6. ASSET RETIREMENT OBLIGATION

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $25,000 as a retirement obligation. The asset retirement obligation is considered to be present value.

The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

7. LOAN PAYABLE

During the year ended February 28, 2006, the unsecured demand loan payable bearing interest at 10% per annum was repaid, including interest.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 29, 2004	29,665,366	$ 11,188,525	$ -
Private placements	9,500,334	1,220,050	-
Private placements – Agents' fees	156,693	23,504	-
Settlement of debts	2,494,872	467,161	-
Warrants exercised	4,435,269	528,938	-
Options exercised	155,625	45,874	(22,530)
Share issue costs	-	(53,810)	30,305
Stock-based compensation (Note 9)	-	-	360,124
Balance as at February 28, 2005	46,408,159	13,420,242	367,899
Private placements	9,200,000	3,400,000	-
Private placement – Agents' fees	50,000	25,000	-
Agent unit options exercised	158,296	63,703	(25,728)
Warrants exercised	3,792,846	613,414	-
Share issue costs	-	(406,755)	171,308
Stock-based compensation (Note 9)	-	-	451,823
Options exercised	162,500	48,561	(24,186)
Balance as at February 28, 2006	59,771,801	$ 17,164,165	$ 941,116

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

2006 Transactions

On March 3, 2005 the Company completed a brokered private placement of 3,000,000 units at $0.50 per unit for total proceeds of $1,500,000. The Company paid cash of $112,500 and issued 450,000 Agent's Unit Options as a commission; and issued 50,000 units at $0.50 per unit as a corporate finance fee. The Agent's Unit Options entitled the Agent to purchase 450,000 units at $0.50 per unit for a period of two years. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share. The Agents' Unit Options and all of the share purchase warrants expire on March 3, 2007. The Agents' Unit Options fair value of $137,982 was recorded as share issue costs offset to contributed surplus.

On December 1, 2005 the Company completed a non-brokered private placement of 4,000,000 units at $0.20 per unit for total proceeds of $800,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable for a period of one year at a price of $0.30 per share. The Company paid cash of $31,800 and issued 237,000 non-transferable share purchase warrants as finders' fees. Each share purchase warrant is exercisable for a period of two years at a price of $0.20 per share. The finders' fees warrants fair value of $33,326 was recorded as share issue costs offset to contributed surplus.

On February 2, 2006, the Company completed a non-brokered private placement of 2,200,000 units at $0.50 per unit for total proceeds of $1,100,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable for a period of two years at a price of $0.75 per share.

2005 Transactions

On March 20, 2004, the Company issued 7,000,000 units at a price of $0.11 per unit in a non-brokered private placement for cash proceeds of $770,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into an additional common share at $0.14 until March 20, 2005. Two directors and a company controlled by a director purchased 1,270,000 of these units.

On October 21, 2004, the Company issued 2,000,334 units at a price of $0.15 per unit in a brokered private placement for cash proceeds of $300,050. In connection with this financing the Company issued 50,000 units at $0.15 per unit as a corporate finance fee; and issued 106,693 units at $0.15 per unit plus 200,050 Agents' Unit Options as a commission. The Agents' Unit Options entitles the agents to purchase 200,050 units at $0.22 per unit. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable into an additional common share at a price of $0.22 per share. The Agents' Unit Options and all of the share purchase warrants expire on October 21, 2005. The Agents' Unit Options fair value of $30,305 is included in contributed surplus.

On January 19, 2005, the Company issued 500,000 units at a price of $0.30 per unit in a non-brokered private placement for cash proceeds of $150,000. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into an additional common share at $0.30 until January 19, 2006. A company controlled by a director purchased all of these units.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

On March 19, 2004, the Company agreed to a debt settlement for $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009. The Company issued 1,118,263 units at a price of $0.11 per unit. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant exercisable into an additional common share at $0.14 until March 19, 2005.

On October 25, 2004, the Company agreed to a debt settlement for $69,652 of interest payable and $274,500 of loans payable, for a total debt settlement of $344,152. The Company issued 1,376,609 shares at a price of $0.25 per share.

In February 2005, the Company paid deferred financing costs of $19,375 relating to a private placement financing completed in March 2005.

9. STOCK OPTIONS AND WARRANTS

The Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company, on a fixed basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. The options vest 25% upon the date of grant, and then at a rate of 12.5% every 3 months thereafter.

In December 2005 the Board of Directors approved a new 2006 Stock Option Plan. Under the 2006 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors. The 2006 plan is subject to shareholder approval.

Stock-based compensation

During the year ended February 28, 2006, the Company granted directors, employees and consultants 2,296,123 (2005 – 3,992,500) stock options. The options vest 25% upon the date of grant, and then at a rate of 12.5% to 25% every 3 months thereafter, until fully vested. The Company granted 669,877 additional options that will become effective on the date of shareholder approval of an increase in the stock option plan, these options have been excluded in these financial statements.

For the year ended February 28, 2006, the total fair value of stock-based compensation granted using the Black-Scholes option pricing model was $596,946 (2005 - $658,214). A total of $443,434 (2005 - $345,519 was charged to the Statement of Operations and Deficit, $8,389 (2005 - $14,605) has been is included in Mineral Properties on the Balance Sheet, all offset to contributed surplus. The remaining balance will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.26 (2004 - $0.16) per option.

9. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and warrants granted during the year:

	2006	2005
Risk-free interest rate	3.28%	3.44%
Expected life of options/warrants	2-5 Years	1-5 Years
Annualized volatility	110%	99%
Dividend rate	0%	0%

As at February 28, 2006 the Company had outstanding stock options enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,690,000	$ 0.15	March 18, 2009
30,000	$ 0.15	June 22, 2009
220,000	$ 0.15	September 21, 2009
202,500	$ 0.15	September 29, 2009
100,000	$ 0.20	November 2, 2009
250,000	$ 0.25	November 2, 2009
32,500	$ 0.28	December 15, 2009
50,000	$ 0.30	February 8, 2010
300,000	$ 0.25	March 17, 2010
200,000	$ 0.30	June 27, 2010
150,000	$ 0.30	September 15, 2010
200,000	$ 0.30	November 1, 2010
350,000	$ 0.20	December 1, 2010
1,090,123	$ 0.30	December 1, 2010
4,865,123		

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock option transactions are summarized as follows:

	2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	2,961,875	$ 0.17	-	$ -
Granted	2,290,123	$ 0.29	3,992,500	$ 0.16
Exercised	(162,500)	$ 0.15	(155,625)	$ 0.15
Expired/cancelled	(224,375)	$ 0.18	(875,000)	$ 0.15
Balance, end of year	4,865,123	$ 0.23	2,961,875	$ 0.17
Options exercisable, end of year	3,376,875	$ 0.20	1,480,000	$ 0.16

Warrants

As at February 28, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
4,000,000	$ 0.30	December 1, 2006
1,530,625	$ 0.60	March 3, 2007
237,000	$ 0.20	December 1, 2007
2,200,000	$ 0.75	February 2, 2008
7,967,625		

Warrant transactions are summarized as follows:

	2006		2005	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	4,346,286	$ 0.17	2,300,000	$ 0.10
Issued	8,041,148	$ 0.48	6,481,555	$ 0.15
Exercised	(3,792,846)	$ 0.16	(4,435,269)	$ 0.12
Expired/cancelled	(626,963)	$ 0.22	-	-
Balance, end of year	7,967,625	$ 0.48	4,346,286	$ 0.17

9. STOCK OPTIONS AND WARRANTS (cont'd...)

Agents' Unit Options

Agents' unit option transactions and the number of Agents' Unit Options outstanding are summarized as follows:

	2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	200,050	$ 0.22	-	-
Granted	450,000	$ 0.50	200,050	$ 0.22
Exercised	(158,296)	$ 0.24	-	$ 0.22
Expired/cancelled	(53,004)	$ 0.22	-	$ 0.22
Balance, end of year	438,750	$ 0.50	200,050	$ 0.22

On March 3, 2005, the Company issued Agents' Unit Options entitling the Agents to purchase 450,000 units at $0.50 per unit until March 3, 2007. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.60 per share.

On October 21, 2004, the Company issued Agents' Unit Options entitling the Agents to purchase 200,050 units at $0.22 per unit until October 21, 2005. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole share purchase warrant is exercisable at a price of $0.22 per share.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005
Cash paid during the year for interest	$ 2,207	$ 16,020
Cash paid during the year for income taxes	$ -	$ -

Significant non-cash transactions during the year ended February 28, 2006 included:

a) the issuance of 50,000 units as consideration for agents' fees in the amount of $25,000, and issued 450,000 Agent's Unit Options valued at $137,982 as a commission.

b) the issuance of 237,000 warrants valued at $33,326 as consideration for finders' fees.

c) the accrual of deferred exploration costs of $319,126 at February 28, 2006.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

d) the application of $8,389 of stock-based compensation to deferred exploration costs.

e) the application of $24,186 and $25,728 from contributed surplus to capital stock on the fair value of options exercise and agents' options exercised respectively.

f) the application of $19,375 of deferred financing costs to share issue costs.

g) the accrual of asset retirement obligations of $25,000 included in mineral properties as at February 28, 2006.

Significant non-cash transactions during the year ended February 28, 2005 included:

a) The issuance of 1,118,263 units to settle $46,500 of accounts payable, $7,884 of interest payable, and $68,625 of loans payable, for a total debt settlement of $123,009.

b) The issuance of 1,376,609 shares to settle $69,652 of interest payable, and $274,500 of loans payable, for a total debt settlement of $344,152.

c) The issuance of 156,693 units as consideration for agents' fees in the amount of $23,504, in connection with a brokered private placement of common shares.

d) The disposal of the Company's interest in its oil and gas properties. As consideration, the purchasers agreed to forgive certain debts owed by the Company to the purchasers, in the amount of $179,098. This transaction was with companies controlled by a former director of the Company.

e) The application of subscriptions received in advance of $362,560 to capital stock.

11. INCOME TAXES

a) A reconciliation of income taxes at statutory rates with reported taxes follows:

	2006	2005
Loss before income taxes	$ (1,354,478)	$ (1,369,718)
Expected income tax (recovery)	$ (475,298)	$ (467,033)
Reconciliation for foreign income tax	(33,950)	(19,326)
Stock-based compensation	169,791	123,074
Other	(25,248)	109,251
Unrecognized benefits of non-capital losses	364,705	254,034
Total income tax recovery	$ -	$ -

11. INCOME TAXES (cont'd...)

b) Significant components of the Company's future income tax assets are as follows:

	2006	2005
Future income tax assets		
Resource property expenditures	$ 431,000	$ 1,375,000
Capital loss carryforwards	351,000	357,000
Non-capital loss carryforwards	1,232,000	1,265,000
Financing costs	82,000	15,000
Equipment	11,000	10,000
	2,107,000	3,022,000
Valuation allowance	(2,107,000)	(3,022,000)
Net future income tax assets	$ -	$ -

The Company has non-capital losses carried forward of approximately $3,730,000 which expire through to 2016. Subject to certain restrictions, the Company also has net capital losses and resource expenditures available to reduce taxable income in future years. Future tax benefits, which may arise as a result of these losses and resource expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

12. RELATED PARTY TRANSACTIONS

During the year ended February 28, 2006, the Company entered into the following transactions with related parties:

a) Paid or accrued interest expense of $ Nil (2005 - $4,931) to a company controlled by a former director.

b) Paid or accrued management fees of $90,000 (2005 - $56,484) to a company controlled by a director.

c) Paid or accrued legal fees $6,828 (2005 - $58,875) to a company controlled by a former director.

d) Paid or accrued consulting fees of $60,000 (2005 - $12,220) to a company controlled by a former director.

e) Paid or accrued fees for investor relations of $60,000 (2005 - $40,000) to a company controlled by an officer.

f) Paid or accrued $613,020 (2005 - $Nil) for exploration drilling services to a company controlled by a director.

g) Paid or accrued $115,818 (2005 - $Nil) for exploration equipment rental to a company controlled by a director.

12. RELATED PARTY TRANSACTIONS (cont'd...)

Included in exploration advance at February 28, 2006 was $9,140 (2004 - $Nil) advanced to a company controlled by a director pursuant to agreements to provide exploration drilling services and for the rental of certain exploration equipment.

Included in accounts payable at February 28, 2006 was $64,601 (2005 - $22,380) for drilling services, management, consulting, investor relations, and legal fees due to companies controlled by directors and officers.

Included in receivables at February 28, 2006 was $Nil (2005 - $20,213) relating to shared office costs due from a company with a director in common. During the year ended February 28, 2006 the Company wrote-off related receivables of $39,299 (2005 - $Nil).

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

13. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	2006	2005
Capital assets are located in:		
Canada	$ 29,924	$ 9,256
Mexico	3,750,625	1,182,685
	$3,780,549	$1,191,941

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, obligation under share purchase agreement and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15. COMMITMENTS

The Company rents its office premises under an operating lease until July 2010. The operating lease commitment, including rent plus estimated common area costs, is approximately $55,000 per annum.

The Company also leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

16. SUBSEQUENT EVENTS

Subsequent to February 28, 2006, the Company:

a) Issued 1,024,125 common shares pursuant to the exercise of share purchase warrants, for cash proceeds of $347,575.

b) Issued 357,500 common shares pursuant to the exercise of stock options, for cash proceeds of $53,625.

c) The Company completed a private placement of 9,200,000 units at $0.60 per unit for total proceeds of $5,520,000. In connection with this financing the Company issued 276,000 units as finders' fees at a price of $0.60 per unit for a total value of $165,600. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at a price of $0.80 per share and expires on May 16, 2008.

d) Issued 51,887 common shares for cash proceeds of $25,944 and issued 25,943 share purchase warrants pursuant to the exercise of Agent's Unit Options. Each share purchase warrant is exercisable at a price of $0.60 per share and expires on March 3, 2007.

e) Granted 300,000 stock options to consultants that will become effective on the date of shareholder approval of an increase in the 2006 stock option plan (Note 9).

f) Granted 300,000 stock options to a director that will become effective on the date of shareholder approval of an increase in the 2006 stock option plan (Note 9).